UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THERMADYNE HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

883435307
(CUSIP Number)

Eve G. Mongiardo
c/o IPC Manager III, L.P.
277 Park Avenue, 39th Floor
New York, New York 10172
(212) 551-4500

Copies to:

David Zeltner, Esq.
Matthew J. Gilroy, Esp.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883435307			Page 2 of 16 Pages
1		NAME OF REPORTING PERSONS Razor Holdco Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,496,5551 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5551 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5551 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) CO

________________________________
1 Beneficial ownership of 4,496,555 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 883435307		Page 3 of 16 Pages
1		NAME OF REPORTING PERSONS IPC/Razor LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 4,496,5552 (See Item 5)
	9	SOLE DISPOSITIVE POWER NONE (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5552 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5552 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) OO

________________________________
2 Beneficial ownership of 4,496,555 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 883435307		Page 4 of 16 Pages
1		NAME OF REPORTING PERSONS Irving Place Capital Partners III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 4,496,5553 (See Item 5)
	9	SOLE DISPOSITIVE POWER NONE (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5553 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5553 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

________________________________
3 Beneficial ownership of 4,496,555 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 883435307			Page 5 of 16 Pages
1		NAME OF REPORTING PERSONS IPC Advisors III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,496,5554 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5554 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5554 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

________________________________
4 Beneficial ownership of 4,496,555 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 883435307			Page 6 of 16 Pages
1		NAME OF REPORTING PERSONS JDH Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,496,5555 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5555 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5555 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) OO

________________________________
5 Beneficial ownership of 4,496,555 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 883435307			Page 7 of 16 Pages
1		NAME OF REPORTING PERSONS John D. Howard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 4,496,5556 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,496,5555 (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,496,5555 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

________________________________
6 Beneficial ownership of 4,496,555 shares of Company Common Stock is being reported hereunder because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                 Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Company Common Stock”), of Thermadyne Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”).  The Company’s principal executive offices are located at 16052 Swingley Ridge Road, Suite 300, Chesterfield, MO.  The Company’s telephone number at such address is (636) 728-3000.

Item 2.                 Identity and Background

(a) This Statement on Schedule 13D is filed jointly by (i) Razor Holdco Inc., a Delaware corporation (“Holdco”); (ii) IPC/Razor LLC, a Delaware limited liability company (“Holdco Parent”); (iii) Irving Place Capital Partners III, L.P., a Delaware limited partnership  (“IPC III"); (iv) IPC Advisors III, L.P., a Cayman Islands exempted limited partnership (“IPC Advisors”); (v) JDH Management LLC, a Delaware limited liability company ("JDH"); and (vi) John D. Howard ("Mr. Howard", and together with Holdco, Holdco Parent, IPC III, IPC Advisors and JDH, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.3.

(b) The principal office and business address of each of the Reporting Persons is c/o IPC Manager III, L.P., 277 Park Avenue, 39th Floor, New York, New York 10172.

(c) Holdco is principally engaged in the business of serving as the sole shareholder of Razor Merger Sub Inc. (“Merger Subsidiary”), which was formed for the purpose of consummating the Merger (as defined herein), and has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement (as defined herein).  Holdco Parent is principally engaged in the business of serving as the sole shareholder of Holdco, which was formed in connection with the Merger (as defined herein), and has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger.  IPC III, which holds all of the outstanding equity interests of Holdco Parent, is principally engaged in the operation of an investment fund.  IPC Advisors is the general partner of IPC III and is principally engaged in the business of serving as the general partner of IPC III and certain other affiliated partnerships.  JDH is the general partner of IPC Advisor and is principally engaged in the business of serving as the general partner of IPC Advisors and certain other affiliated partnerships.  Mr. Howard is the sole member of JDH.

The name, business address, present principal occupation or employment and citizenship for each director, executive officer, manager or general partner, as applicable, are set forth in Appendix A-1, A-2 and A-3 hereto, for entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, respectively, and incorporated herein by reference.

(d) and (e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A-1, A-2 and A-3 hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Howard and each of the persons referred to in Appendix A-1, A-2 and A-3 are United States citizens.

Item 3.                 Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Holdco, Merger Subsidiary and the Company entered into an Agreement and Plan of Merger, dated as of October 5, 2010 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  As an inducement for Holdco to enter into the Merger Agreement and in consideration thereof, certain investment funds managed by Angelo, Gordon & Co., L.P. (collectively, the “Shareholders”) entered into a Voting Agreement, dated October 5, 2010, with Holdco (the “Voting Agreement”), which is attached hereto as Exhibit 99.2 and incorporated herein by reference.  Other than its obligations to enter into and be bound by the Merger Agreement, the Reporting Persons did not pay any consideration to the Shareholders in connection with the execution and delivery of the Voting Agreement.  For a description of the Merger Agreement and the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

References to, and descriptions of, the Merger Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 3 in their entirety.

Item 4.                 Purpose of Transaction

(a) - (b)                      As stated above, the Voting Agreement was entered into as an inducement for Holdco to enter into the Merger Agreement.  Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Merger Subsidiary with and into the Company.  At the effective time of the Merger (the "Effective Time"), each share of Company Common Stock issued and outstanding immediately prior to the Merger (other than (i) shares owned by the Company or Holdco or any of its subsidiaries (including Merger Subsidiary) and (ii) shares for which a demand for appraisal rights under Delaware law have been perfected and not withdrawn ) and each restricted share of Company Common Stock outstanding immediately prior to the Merger will be converted into the right to receive $15.00 in cash, without interest (the “Merger Consideration”). Subject to certain exceptions, options to acquire Company Common Stock outstanding immediately prior to the consummation of the Merger will become fully vested and be cancelled in exchange for the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of such option, less any applicable taxes required to be withheld.

Pursuant to the Voting Agreement, at any meeting of the shareholders of the Company, each Shareholder shall vote its shares of Company Common Stock (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of (A) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (B) approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes for adoption and approval of the foregoing on the date on which such meeting is held, (ii) against any acquisition proposal or any other proposal made in opposition to adoption of the Merger Agreement and (iii) against any agreement (including any amendment of any agreement), amendment of the Company’s certificate of incorporation and bylaws or other action, in each case, that is intended or could reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the transactions contemplated by the Merger Agreement.  Each Shareholder also appointed Holdco as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each such Shareholder, to vote all of such Shareholder's shares of Company Common Stock (at any meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of such Shareholder's shares of Company Common Stock, in accordance with the immediately preceding sentence.  The Shareholders may vote in favor of, against or abstaining with respect to any other matters presented to the shareholders of the Company, provided such other matters do not breach any of such Shareholder’s obligations described in this paragraph above.

The Shareholders also agreed that they shall not, directly or indirectly (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any shares of Company Common Stock (or any right, title or interest thereto or therein), (ii) deposit any shares of Company Common Stock into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any shares of Company Common Stock or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii), subject to certain exceptions (including the ability to transfer shares to affiliates that agree to be bound by the terms of the Voting Agreement). Further, the Voting Agreements contain a “no-shop” restriction on the ability of the Shareholders to solicit alternative acquisition proposals, provide information and engage in discussions with third parties.

The Voting Agreement and the proxy granted thereunder shall terminate (other than certain provisions of the Voting Agreement which survive) on the first to occur of the (a) Effective Time, (b) termination of the Merger Agreement in accordance with its terms, (c) the effectiveness of any amendment, modification, supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would reduce the amount or change the form of the Merger Consideration payable in the Merger unless consented to in writing by each Shareholder and (d) the mutual written consent of the Holdco and each Shareholder.

(c)           Not applicable.

(d)           Pursuant to the Merger Agreement, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the surviving corporation in the Merger, and (ii) except as determined by Holdco or Merger Subsidiary prior to the Effective Time, the officers of the Company at the Effective Time shall be the officers of the surviving corporation in the Merger.  Pursuant to the Merger Agreement, if requested by Holdco prior to the Effective Time, the Company shall use its reasonable best efforts to cause any of its directors and the directors of each of its subsidiaries (or certain of its subsidiaries as indicated by Holdco) to tender their resignations as directors, effective as of the Effective Time and to deliver to Holdco written evidence of such resignations at or prior to the Effective Time.

(e)           Not applicable.

(f)           Not applicable.

(g)           Pursuant to the Merger Agreement, the certificate of incorporation of the Company shall be amended in its entirety as set forth on Annex I to the Merger Agreement and, as amended, shall be the certificate of incorporation of the surviving corporation in the Merger until amended in accordance with applicable law.  Pursuant to the Merger Agreement, the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the surviving corporation in the Merger until amended in accordance with applicable law.

(h) – (i) The Company Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “THMD.”  If the Merger is consummated, the Company Common Stock will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).  Holdco intends to cause the surviving corporation to terminate the registration of the shares of Company Common Stock under the Act as soon as the requirements for termination of registration are met.

(j)           Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreement and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 4 in their entirety.

Item 5.                 Interest in Securities of the Issuer

(a)           As a result of the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owner of 4,496,555 shares of Company Common Stock.  This number of shares represents approximately 33.2% of the issued and outstanding Company Common Stock based on the number of shares represented by the Company in the Merger Agreement as being issued and outstanding on October 5, 2010.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.  To the knowledge of each of the Reporting Persons, no shares of Company Common Stock are beneficially owned by any of the persons identified in Appendix A-1, A-2 and A-3 to this Statement.

(b)           The Reporting Persons may be deemed to have shared voting power and/or shared dispositive power with respect to 4,496,555 shares of Company Common Stock held by the Shareholders due to the Voting Agreement and their ability to direct the voting of such shares with respect to the matters specified in the Voting Agreement and restrict the transfer or sale of such shares as specified in the Voting Agreement and further described in Item 4.  The Reporting Persons, however, do not control the voting of such shares with respect to other matters, and do not possess any other rights as a Company shareholder with respect to such shares.

(c)           To the knowledge of each of the Reporting Persons, no transactions in shares of Company Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d)           To the knowledge of each of the Reporting Persons, no person other than the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)           Not applicable.

As stated above, references to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7.                 Material to Be Filed as Exhibits

99.1	Agreement and Plan of Merger, dated as of October 5, 2010, by and among Razor Holdco Inc., Razor Merger Sub Inc. and Thermadyne Holdings Corporation.

99.2	Voting Agreement, dated as of October 5, 2010, by and among Razor Holdco Inc. and certain investment funds managed by Angelo, Gordon & Co., L.P.

99.3
Joint Filing Agreement, dated as of October 13, 2010, by and among Razor Holdco Inc., IPC/Razor LLC, Irving Place Capital Partners III, L.P., IPC Advisors III, L.P., JDH Management LLC and John D. Howard.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2010

RAZOR HOLDCO INC.

By:	/s/ Douglas Korn
	Name:	Douglas Korn
	Title:	President

IPC/RAZOR LLC

By:	/s/ Douglas Korn
	Name:	Douglas Korn
	Title:	President

IRVING PLACE CAPITAL PARTNERS III, L.P. By: IPC Advisors III, L.P., its General Partner By: JDH Management LLC, its General Partner

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

IPC ADVISORS III, L.P. By: JDH Management LLC, its General Partner

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

JDH MANAGEMENT LLC

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

JOHN D. HOWARD

/s/ John D. Howard

[Signature Page to Schedule 13D]

APPENDIX A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF RAZOR HOLDCO INC.

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of Razor Holdco Inc., and the principal business and address of any corporation or other organization in which such employment is conducted.

Name / Title	Employer & Business Address	Current Occupation/Position	Citizenship
Douglas Korn Director; President	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P.; Director of CH4 Energy II, LLC; Director of Ironshore Inc.; Director of MC Shipping Inc.; Director of PlayCore Holdings, Inc.; Director of Vitamin Shoppe, Inc.
United States
Joshua Neuman Director; Vice President and Secretary	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Managing Director of Irving Place Capital Management, L.P.; Director of Ironshore Inc.	United States
Eve G. Mongiardo Treasurer	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Chief Operating Officer, Chief Financial Officer and Senior Managing Director of Irving Place Capital Management, L.P. and Senior Managing Director and officer of certain of its affiliates	United States

APPENDIX A-2

INFORMATION CONCERNING THE EXECUTIVE OFFICERS OF IPC/RAZOR LLC

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of IPC/Razor LLC, and the principal business and address of any corporation or other organization in which such employment is conducted.

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Douglas Korn President	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P.; Director of CH4 Energy II, LLC; Director of Ironshore Inc.; Director of MC Shipping Inc.; Director of PlayCore Holdings, Inc.; Director of Vitamin Shoppe, Inc.
United States
Joshua Neuman Vice President and Secretary	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Managing Director of Irving Place Capital Management, L.P.; Director of Ironshore Inc.	United States
Eve G. Mongiardo Treasurer	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Chief Operating Officer, Chief Financial Officer and Senior Managing Director of Irving Place Capital Management, L.P. and Senior Managing Director and officer of certain of its affiliates	United States

APPENDIX A-3

INFORMATION CONCERNING THE MANAGING DIRECTORS OF JDH MANAGEMENT LLC

The following table sets forth the name, business address, and present principal occupation or employment of each present managing director of JDH Management LLC and the principal business and address of any corporation or other organization in which such employment is conducted.

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Phillip M. Carpenter III Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director of Alpha Packaging Holdings, Inc.; Director of Chesapeake Corporation; Director of Multi Packaging Solutions, Inc.; Director of New York & Company
United States
Robert Juneja Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director of Universal Hospital Services, Inc.; Director of Cavalry investments, LLC; Director of Manifold Capital Corporation; Director of Alter Moneta Holdings, L.P.; Director of Caribbean Financial Group
United States
David Knoch Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates	United States
Theodore B. Young Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172	Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director MC Shipping Inc.	United States
Eve G. Mongiardo Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Chief Operating Officer, Chief Financial Officer and Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates;  and Senior Managing Director and officer of certain of its affiliates
United States
Douglas Korn Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director of CH4 Energy II, LLC; Director of Ironshore Inc.; Director of MC Shipping Inc.; Director of PlayCore Holdings, Inc.; Director of Vitamin Shoppe, Inc.
United States
Richard L. Perkal Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director of PSP Group, LLC; Director of CamelBak Group, LLC Director of New York & Company; Director of Vitamin Shoppe, Inc.
United States

David E. King Senior Managing Director	Irving Place Capital Management, L.P. 277 Park Avenue, 39th Floor New York, New York 10172
Senior Managing Director of Irving Place Capital Management, L.P. and officer of certain of its affiliates; Director of Alter Moneta Holdings, L.P.; Director of Caribbean Financial Group; Director of Doral Financial Corporation; Director of Ironshore Inc.; Director of Cavalry investments , LLC; Director of Garnet Capital Advisors, LLC; and Director of Manifold Capital Corporation
United States